Citigroup Global Markets Holdings Inc.	October 20, 2022 Medium-Term Senior Notes, Series N Pricing Supplement No. 2022-USNCH14377 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-255302 and 333-255302-03

Dual Directional Market-Linked Notes Linked to the S&P 500® Daily Risk Control 5% Excess Return Index Due October 23, 2025

Overview

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for a positive return at maturity based on the performance of the underlying index specified below over the term of the notes.

▪	The underlying index tracks the S&P 500® Total Return Index with two modifications: (i) an excess return deduction reduces the performance of the S&P 500® Total Return Index at the Secured Overnight Financing Rate (“SOFR”) plus a spread of .02963% and (ii) a volatility targeting feature adjusts the underlying index’s exposure to the S&P 500® Total Return Index in an attempt to maintain a target volatility of the underlying index of 5%. The volatility targeting feature is likely to cause the underlying index to participate in only a limited portion of the excess return of the S&P 500® Total Return Index. The notes are for investors who seek exposure to the U.S. equity markets but are concerned about downside risk, and who in exchange for the opportunity to receive a positive return regardless of whether the underlying index appreciates or depreciates are willing to accept exposure to an index that is subject to an excess return deduction and is likely to significantly underperform the absolute return of the S&P 500® Total Return Index.

▪	The notes offer the potential for positive participation in the absolute value of the performance of the underlying index from the initial index level to the final index level regardless of whether the underlying index appreciates or depreciates. As the notes do not pay any interest and you will not receive any dividends on the underlying index, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	To obtain the modified exposure to the underlying index that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying index:	The S&P 500® Daily Risk Control 5% Excess Return Index (ticker symbol: “SPXT5UE”)
Stated principal amount:	$1,000 per note
Pricing date:	October 20, 2022
Issue date:	October 25, 2022
Valuation date:	October 20, 2025, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	October 23, 2025
Payment at maturity:	For each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount:	$1,000 × the absolute value of the index return × the participation rate
Participation rate:	136.00%
Initial index level:	155.98, the closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Index return:	(i) The final index level minus the initial index level, divided by (ii) the initial index level
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17330RZ57 / US17330RZ573
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000.00	$30.00	$970.00
Total:	$208,000.00	$6,240.00	$201,760.00

(1) On the date of this pricing supplement, the estimated value of the notes is $916.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $30.00 for each note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-08 dated May 11, 2021       Underlying Supplement No. 10 dated May 11, 2021
Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “—Discontinuance or Material Modification of an Underlying Index” and not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the S&P 500® Index, on which the S&P 500® Daily Risk Control 5% Excess Return Index is ultimately based. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Payout Diagram

The diagram below illustrates your payment at maturity for a range of hypothetical index returns.

Investors in the notes will not receive any dividends with respect to the underlying index. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index” below.

Payout Diagram

■ The Notes	■ The Underlying Index
PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The examples below illustrate how to determine the payment at maturity on the notes, assuming the various hypothetical final index levels indicated below. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual payment at maturity on the notes will be. The actual payment at maturity will depend on the actual final index level.

The examples below are based on a hypothetical initial index level of 100.00 and do not reflect the actual initial index level. For the actual initial index level, see the cover page of this pricing supplement. We have used this hypothetical level, rather than the actual level, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payment at maturity on the notes will be calculated based on the actual initial index level, and not this hypothetical level. For ease of analysis, figures below have been rounded.

Example 1. The hypothetical final index level is 103.00, resulting in an index return of 3.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the absolute value of the index return × the participation rate)

= $1,000 + ($1,000 × |3.00%| × 136.00%)

= $1,000 + $40.80

= $1,040.80

In this scenario, the underlying index has appreciated from the initial index level to the final index level, and your total return at maturity would equal the absolute value of the index return multiplied by the participation rate.

Example 2. The hypothetical final index level is 97.00, resulting in an index return of -3.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the absolute value of the index return × the participation rate)

= $1,000 + ($1,000 × |-3.00%| × 136.00%)

= $1,000 + $40.80

= $1,040.80

In this scenario, the underlying index has depreciated from the initial index level to the final index level, and your total return at maturity would equal the absolute value of the index return multiplied by the participation rate.

Example 3. The hypothetical final index level is 100.00, resulting in an index return of 0.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the absolute value of the index return × the participation rate)

= $1,000 + ($1,000 × |0.00%| × 136.00%)

= $1,000 + $0

= $1,000

You would be repaid the stated principal amount of your notes at maturity but you would not receive any positive return on your investment.

PS-3

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any positive return on your investment in the notes. The notes do not pay interest. If the index return is 0%, you will not receive any positive return on your investment. Even if you do receive a positive return at maturity, there is no assurance that your total return on the notes will be as great as could have been achieved on a conventional debt security of ours of comparable maturity. The notes are not appropriate for investors who require interest payments or the certainty of a positive return on their investment.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the underlying index does not appreciate or depreciate sufficiently from the initial index level to the final index level. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return at a market rate. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes. If the underlying index appreciates, or if it depreciates by up to the dividend yield, this lost dividend yield will cause the notes to underperform an alternative investment providing for a pass-through of all dividends and 1-to-1 exposure to the performance of the underlying index.

▪	Your payment at maturity will depend on the closing level of the underlying index on a single day. Because your payment at maturity will depend on the closing level of the underlying index solely on the valuation date, you are subject to the risk that the closing level of the underlying index on that day may result in a lower, and possibly significantly lower, payment at maturity than the closing level on one or more other dates during the term of the notes. If the payment at maturity were based on an average of closing levels of the underlying index, you might have achieved better returns.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

PS-4

Citigroup Global Markets Holdings Inc.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index, dividend yields on the stocks that constitute the underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying index and a number of other factors, including the price and volatility of the stocks that constitute the underlying index, the dividend yields on the stocks that constitute the underlying index, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlying index may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The underlying index is likely to significantly underperform the absolute return of the S&P 500® Total Return Index, and as a result an investment in the notes may significantly underperform the S&P 500® Total Return Index. The underlying index adjusts its exposure to the S&P 500® Total Return Index on a daily basis in an attempt to maintain a constant volatility equal to its volatility target of 5%. At any time when the historical realized volatility of the S&P 500® Total Return Index is greater than 5%, the underlying index will have less than 100% exposure and therefore participate in less than 100% of the excess return of the S&P 500® Total Return Index. Historically, the realized volatility of the S&P 500® Total Return Index has significantly exceeded 5% even during periods of relatively stable appreciation. As a result, the underlying index is likely to reflect only a limited degree of participation in the performance of the S&P 500® Total Return Index, and therefore is likely to significantly underperform the absolute return of the S&P 500® Total Return Index.

PS-5

Citigroup Global Markets Holdings Inc.

▪	Because the notes offer the possibility of a positive return at maturity regardless of whether the underlying index appreciates or declines, you will not receive a benefit from the underlying index’s volatility targeting feature even though you will be subject to its significant drawbacks. One feature of the underlying index’s volatility targeting mechanism is that it may reduce the potential for large underlying index declines in volatile U.S. equity markets. However, that reduced potential for large underlying index declines is not a benefit to investors in the notes, because the notes offer the potential for a positive return at maturity based on the absolute return, regardless of whether the underlying index appreciates or declines. Investors in the notes will, however, be fully subject to the drawbacks of the volatility targeting mechanism, in the form of reduced participation in the absolute return of the S&P 500 Total Return Index and, in turn, a lower absolute return and payment at maturity on the notes.

▪	The excess return deduction will adversely affect the performance of the underlying index. The underlying index is an “excess return” index, which means that, in calculating the performance of the underlying index, the daily return of the S&P 500® Total Return Index will be reduced by a rate equal to SOFR plus a spread of .02963%. This excess return deduction reduces the performance of the underlying index, and any increase in SOFR will increase its negative effect. Although many factors may affect the level of SOFR, one important factor is the monetary policy of the Federal Reserve. If the Federal Reserve raises its federal funds target rate, the level of SOFR is very likely to rise. Although the Federal Reserve maintained the federal funds target rate at relatively low levels in recent years, the Federal Reserve has begun to raise the federal funds target rate and may do so further at any time and, as a result, SOFR may rise, perhaps significantly. If the Federal Reserve raises interest rates (specifically, its federal funds target rate), or if SOFR rises for any other reason, the excess return of the S&P 500® Total Return Index (and, therefore, the performance of the underlying index) will be adversely affected. The excess return deduction will place a drag on the performance of the underlying index, offsetting any appreciation of the S&P 500® Total Return Index, exacerbating any depreciation of the S&P 500® Total Return Index and causing the level of the underlying index to decline steadily if the value of the S&P 500® Total Return Index remains relatively constant.

▪	The index methodology for the underlying index was amended on December 20, 2021 to replace the rate used to determine the excess return deduction from overnight U.S. dollar LIBOR to SOFR plus a spread, and the historical performance of the underlying index prior to December 20, 2021 may therefore not reflect how the underlying index would have performed had it been based on an excess return deduction equal to SOFR plus a spread during the historical period. Prior to December 20, 2021, the performance of the underlying index was calculated by reducing the daily return of the S&P Total Return index by a rate equal to the overnight U.S. dollar LIBOR. In light of the announcement by the U.K. Financial Conduct Authority that overnight U.S. dollar LIBOR will either cease to be provided by any administrator or no longer be representative after June 30, 2023, the publisher of the underlying index has determined that the underlying index’s excess return deduction would be calculated, from and after December 20, 2021, by reference to SOFR plus a spread in lieu of overnight U.S. dollar LIBOR. SOFR differs from overnight U.S. dollar LIBOR in a number of respects (for example, SOFR is a secured rate, while LIBOR is an unsecured rate). Therefore, the performance of the underlying index in the future may differ from the performance it would have realized if the underlying index’s excess return deduction had continued to be based on overnight U.S. dollar LIBOR, and the historical performance of the underlying index prior to December 20, 2021 may not reflect how the underlying index would have performed had the underlying index’s excess return deduction been calculated based on SOFR plus a spread during the historical period.

▪	SOFR is a relatively new market index and future performance cannot be predicted based on historical performance. In calculating the level of the underlying index, the daily return of the S&P 500® Total Return Index will be reduced by a rate equal to SOFR plus a spread of .02963%. As a result, the level of the underlying index is significantly influenced by SOFR. The Federal Reserve Bank of New York (the “NY Federal Reserve”) began to publish SOFR in April 2018. Although the NY Federal Reserve has also begun publishing historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return level of the underlying index may be adversely affected.

▪	Although the title of the underlying index includes the words “risk control”, the notes are subject to all of the risks described in this section. The sponsor of the underlying index uses the term “risk control” to refer to the volatility targeting feature of the underlying index, and in this context it uses the term “risk” to mean volatility. The words “risk control” should not be taken to mean that the underlying index or the notes have little or no risk. On the contrary, investors in the notes are subject to all of the risks described in this section.

▪	Our offering of the notes does not constitute a recommendation of the underlying index. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying index is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying index or in instruments related to the underlying index or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying index. These and other activities of our affiliates may affect the level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

PS-6

Citigroup Global Markets Holdings Inc.

▪	The level of the underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions directly in the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the level of the underlying index in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as market disruption events or the discontinuance of the underlying index, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	Adjustments to the underlying index may affect the value of your notes. The publisher of the underlying index may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could affect the level of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time without regard to your interests as holders of the notes.

PS-7

Citigroup Global Markets Holdings Inc.

Information About the S&P 500® Daily Risk Control 5% Excess Return Index

Overview

The S&P 500® Daily Risk Control 5% Excess Return Index, which we refer to as the “underlying index”, tracks the daily return of the S&P 500® Total Return Index with two modifications:

(i)	Excess return deduction. In calculating the level of the underlying index, the daily return of the S&P 500® Total Return Index is reduced by a rate equal to SOFR plus a spread of .02963% (prorated for the number of calendar days since the most recent trading day). We refer to the daily return of the S&P 500® Total Return Index after deducting SOFR plus the spread as its “excess return”. This excess return deduction reduces the performance of the underlying index, and any increase in SOFR will increase its negative effect.

(ii)	Volatility targeting through daily exposure adjustment. On each trading day, the underlying index reflects between 0% and 150% exposure to the excess return of the S&P 500® Total Return Index. The degree of exposure that the underlying index has to the excess return of the S&P 500® Total Return Index, which we refer to as the “leverage factor”, is reset at the close of each trading day based on the historical realized volatility of the S&P 500® Total Return Index as measured on the second preceding trading day. The leverage factor is adjusted daily in an attempt to maintain a constant volatility for the underlying index equal to the target volatility of 5%. If the historical realized volatility of the S&P 500® Total Return Index exceeds 5%, then the underlying index will reduce its exposure to the S&P 500® Total Return Index in an attempt to maintain a volatility for the underlying index of 5%, and vice versa.

The underlying index’s volatility targeting feature is premised on the assumption that the S&P 500® Total Return Index is likely to have increased volatility during a period of decline and decreased volatility during a period of appreciation. Accordingly, the underlying index decreases exposure to the S&P 500® Total Return Index during periods of heightened historical realized volatility and increases exposure to the S&P 500® Total Return Index during periods of lower historical realized volatility. In this way, the underlying index seeks to reduce the risk of a large decline in the underlying index as compared to the S&P 500® Total Return Index. Moreover, it is important to understand that the realized volatility of the S&P 500® Total Return Index has historically significantly exceeded 5% even during periods of relatively stable appreciation. As a result, the underlying index is likely to reflect only a limited degree of participation in the performance of the S&P 500® Total Return Index, and therefore is likely to significantly underperform the absolute return of the S&P 500® Total Return Index.

The sponsor of the underlying index, S&P Dow Jones Indices, refers to the volatility targeting feature of the underlying index as a “risk control” feature. In doing so, S&P Dow Jones Indices uses the term “risk” to mean volatility. It is important to understand that “risk control” does not mean that the underlying index will not decline, nor does it address other sources of risk inherent in an investment in the notes, such as credit risk, liquidity risk, underperformance risk and the other risks described in “Summary Risk Factors” in this pricing supplement.

All information contained in this pricing supplement regarding the underlying index has been derived from publicly available information, without independent verification by us. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices. S&P Dow Jones Indices has no obligation to continue to publish the underlying index and may discontinue the publication of the underlying index at any time.

Volatility Targeting

The underlying index seeks to maintain a constant volatility equal to its target volatility of 5%. It does so by adjusting its exposure to the excess return of the S&P 500® Total Return Index (i.e., its leverage factor) on a daily basis based on the historical realized volatility of the S&P 500® Total Return Index. At the close of each trading day, the leverage factor is reset to be equal to the target volatility of 5% divided by the historical realized volatility of the S&P 500® Total Return Index as measured on the second preceding trading day, subject to a maximum leverage factor of 150%. The leverage factor that is set at the close of each trading day applies to the performance of the S&P 500® Total Return Index over the next trading day.

For example, if the relevant historical realized volatility were equal to 20%, then the underlying index would have a leverage factor equal to 25%, calculated as the target volatility of 5% divided by the historical realized volatility of 20%. With a leverage factor equal to 25%, the underlying index would participate in 25% of the excess return of the S&P 500® Total Return Index over the next trading day. For example, if the excess return of the S&P 500® Total Return Index over the next trading day were to be 1%, then the underlying index would increase by 0.25% (which is 25% of 1%), and if the excess return of the S&P 500® Total Return Index over the next trading day were to be -1%, then the underlying index would decline by 0.25% (which is 25% of -1%). At any time when the leverage factor is less than 100%, the underlying index will have reduced exposure to any negative performance of the S&P 500® Total Return Index, but will also not fully participate in any positive performance.

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Citigroup Global Markets Holdings Inc.

To take another example, if the relevant historical realized volatility were equal to 4%, then the underlying index would have a leverage factor equal to 125%, calculated as the target volatility of 5% divided by the historical realized volatility of 4%. With a leverage factor equal to 125%, the underlying index would participate in 125% of the excess return of the S&P 500® Total Return Index over the next trading day. For example, if the excess return of the S&P 500® Total Return Index over the next trading day were to be 1%, then the underlying index would increase by 1.25% (which is 125% of 1%), and if the excess return of the S&P 500® Total Return Index over the next trading day were to be -1%, then the underlying index would decline by 1.25% (which is 125% of -1%). When the leverage factor is greater than 100%, the underlying index will have leveraged exposure to the excess return of the S&P 500® Total Return Index, magnifying its exposure to any appreciation as well as to any decline.

Historical realized volatility is a measure of the size of daily fluctuations (whether positive or negative) in the level of the S&P 500® Total Return Index over a prior period. Larger daily fluctuations mean greater volatility and smaller daily fluctuations mean lower volatility.

The underlying index measures historical realized volatility as the greater of two exponentially weighted measures of realized volatility, which the underlying index sponsor refers to as “short-term” realized volatility and “long-term” realized volatility. These two measures of realized volatility are exponentially weighted, which means that in calculating realized volatility they assign the greatest weight to the most recent daily return of the S&P 500® Total Return Index and progressively decreasing weight to earlier daily returns. The difference in these two realized volatility measures is in how much weight is assigned to more recent daily returns compared to earlier daily returns.

The underlying index measures short-term realized volatility on any date as the annualized standard deviation of all daily returns of the S&P 500® Total Return Index up to and including such date, where daily returns are exponentially weighted with a decay factor of 94%. The underlying index measures long-term realized volatility on any date as the annualized standard deviation of all daily returns of the S&P 500® Total Return Index up to and including such date, where daily returns are exponentially weighted with a decay factor of 97%.

With a decay factor of 94%, the short-term realized volatility measure assigns a weight of 6% to the most recent daily return of the S&P 500® Total Return Index. The next most recent daily return has a weight equal to 94% of 6%, which is 5.64%. The next most recent daily return after that has a weight equal to 94% of 5.64%, which is 5.3016%, and so on. The daily return on each trading day has a weight equal to 94% of the weight given to the daily return that is one trading day more recent. The 11 most recent daily returns account for approximately 50% of the weight of the short-term realized volatility measure.

With a decay factor of 97%, the long-term realized volatility measure assigns a weight of 3% to the most recent daily return of the S&P 500® Total Return Index. The next most recent daily return has a weight equal to 97% of 3%, which is 2.91%. The next most recent daily return after that has a weight equal to 97% of 2.91%, which is 2.8227%, and so on. The daily return on each trading day has a weight equal to 97% of the weight given to the daily return that is one trading day more recent. The 11 most recent daily returns account for approximately 28% of the weight of the long-term realized volatility measure.

Both measures of realized volatility are exponentially weighted and therefore assign the greatest weight to the most recent daily returns of the S&P 500® Total Return Index. The short-term realized volatility measure is considered a “short-term” measure because it assigns significantly more weight than the long-term realized volatility measure to the most recent daily returns, and more recent daily returns are therefore a more significant driver of the short-term realized volatility measure than they are of the long-term realized volatility measure. The converse is true for the long-term realized volatility measure.

Because the historical realized volatility used by the underlying index is the greater of short-term realized volatility and long-term realized volatility, the underlying index is designed to adjust exposure to the S&P 500® Total Return Index more quickly in response to an increase in volatility than to a decrease in volatility.

In all events, the historical realized volatility used by the underlying index is retrospective and is subject to a time lag, and it will be some period of time before a recent change in volatility of the S&P 500® Total Return Index is fully reflected in the historical realized volatility measure used by the underlying index to determine exposure to the S&P 500® Total Return Index.

In this section, “trading day” means a day on which the S&P 500® Total Return Index is calculated.

S&P 500® Total Return Index

The S&P 500® Total Return Index is a variant of the S&P 500® Index. The S&P 500® Total Return Index is composed of the same portfolio of constituent stocks as the S&P 500® Index but reinvests both ordinary cash dividends and special dividends paid by the constituent stocks. Dividends are reinvested in the S&P 500® Total Return Index as a whole, not in the specific stock paying the dividend. Ordinary cash dividends are applied on the ex-date in calculating the S&P 500® Total Return Index. Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuer of the constituent stock. These may be described by the issuer as “special,” “extra,” “year-end,” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments.

The S&P 500® Index

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

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Citigroup Global Markets Holdings Inc.

“Standard & Poor’s,” “S&P” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Citigroup Inc. and its affiliates. For more information, see “Equity Index Descriptions—The S&P U.S. Indices—License Agreement” in the accompanying underlying supplement.

Please refer to the section “Equity Index Descriptions—The S&P U.S. Indices—The S&P 500® Index” in the accompanying underlying supplement for important disclosures regarding the S&P 500® Index.

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Citigroup Global Markets Holdings Inc.

Historical Information

The closing level of the S&P 500® Daily Risk Control 5% Excess Return Index on October 20, 2022 was 155.98.

The graph below shows the closing level of the S&P 500® Daily Risk Control 5% Excess Return Index for each day such level was available from January 3, 2012 to October 20, 2022. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels as an indication of future performance.

The index methodology for the underlying index was amended on December 20, 2021 to replace the rate used for the excess return deduction from overnight U.S. dollar LIBOR to SOFR plus a spread. Therefore, the historical calculations prior to December 20, 2021, may not reflect how the underlying index would have been performed had its excess return deduction been calculated in the manner in which it is currently calculated.

S&P 500® Daily Risk Control 5% Excess Return Index – Historical Closing Levels January 3, 2012 to October 20, 2022

The following graph sets forth the historical performances of the underlying index and the S&P 500® Total Return Index from January 3, 2012 through October 20, 2022, each normalized to have a closing level of 100.00 on January 3, 2012 to facilitate a comparison.

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Citigroup Global Markets Holdings Inc.

THE INDEX METHODOLOGY FOR THE UNDERLYING INDEX WAS AMENDED ON DECEMBER 20, 2021 TO REPLACE THE RATE USED FOR THE EXCESS RETURN DEDUCTION FROM OVERNIGHT U.S. DOLLAR LIBOR TO SOFR PLUS A SPREAD. THEREFORE, THE HISTORICAL CALCULATIONS PRIOR TO DECEMBER 20, 2021, MAY NOT REFLECT HOW THE UNDERLYING INDEX WOULD HAVE BEEN PERFORMED HAD ITS EXCESS RETURN DEDUCTION BEEN CALCULATED IN THE MANNER IN WHICH IT IS CURRENTLY CALCULATED. PAST PERFORMANCE OF THE UNDERLYING INDEX AND RELATIVE PERFORMANCE BETWEEN THE UNDERLYING INDEX AND THE S&P® 500 TOTAL RETURN INDEX ARE NOT INDICATIVE OF FUTURE PERFORMANCE OR RELATIVE PERFORMANCE.

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Citigroup Global Markets Holdings Inc.

United States Federal Income Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of 6.019%, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $1,194.564 at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $30.00 for each note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers, as described in this paragraph. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $30.00 for each note they sell.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state notes or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated May 11, 2021, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on May 11, 2021, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

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Citigroup Global Markets Holdings Inc.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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